EXHIBIT 5.E.

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by the Bank in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JP¥117.74 = US$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on June 24, 2003, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	31,644.09
Fiscal Agent’s fee, including printing and engraving Bonds	429,972.83
Printing expenses	29,193.50
Legal fees and expenses	150,000.00
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	17,466.35

Total	$658,276.77